ADOBE SYSTEMS INCORPORATED

EXHIBIT 23

CONSENT OF KPMG LLP

To the Board of Directors of Adobe Systems Incorporated:

We consent to the incorporation by reference in the Registration Statements (No. 33-10753, No. 33-18986, No. 33-23171, No. 33-30976, No. 33-36501, No. 33-38387, No. 33-48210, No. 33-63518, No. 33-78506, No. 33-83030, No. 33-83502, No. 33-83504, No. 33-84396, No. 33-86482, No. 33-59335, No. 33-63849, No. 33-63851, No. 333-28195, No. 333-28203, No. 333-28207, No. 333-57589, No. 333-81191, No. 333-87165, No. 333-39524, No. 333-52214, No. 333-57074, No. 333-72424, and No. 333-90518) on *Form S-8* of Adobe Systems Incorporated of our report dated December 10, 2002, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 29, 2002 and November 30, 2001, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended November 29, 2002, and related schedule, appearing elsewhere in this *Form 10-K*.

KPMG LLP
Mountain View, California
February 24, 2003